MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street Vancouver, B.C.
V6B 2X6

March 7, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Placer Dome U.S. Inc. Signs a Non-Binding Letter of Intent for an
Exploration Agreement Regarding Miranda’s Fuse Project

Miranda Gold Corp. (“Miranda”) is pleased to announce that it has signed a non-binding letter of intent for an exploration agreement regarding its Fuse property located in Eureka County, Nevada, with Placer Dome U.S. Inc. (“Placer Dome”).

The Fuse property is located within the southeast extension of the prolific Cortez Trend within the Battle Mountain - Eureka gold belt, approximately 10 miles east of the Placer Dome’s ET Blue Property.

The Fuse property is comprised of 193 unpatented lode mining claims covering approximately 6 square miles in Horse Creek Valley. The Horse Canyon Valley/Pine Valley area represents a geologic setting similar to Crescent Valley which hosts the Pipeline-Cortez mine complexes.

The Fuse claims are staked on alluvial cover over gravity highs that suggest relatively shallow basement. Several prominent west-northwest-trending and north-northwest-trending structural features are also expressed in the gravity data. Some of these structural features correspond with mercury soil gas anomalies identified with Miranda’s in-house surveys, which may reflect underlying fault-controlled mineralization. Given the occurrence of lower-plate windows and other recognized gold systems in the vicinity of Horse Creek Valley, it is possible that the bedrock underlying the Fuse Project will include favorable lower-plate host rocks.

Fuse represents an outstanding pediment exploration play and Miranda is particularly excited about the unique technical expertise and exploration model insight that Placer Dome brings to its Fuse property.

Miranda is a gold exploration company active in Nevada with an emphasis on generating projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. In addition to Placer Dome, Miranda has ongoing agreements with Newcrest Resources Inc, Newmont

Mining Company, Golden Aria Corp and Agnico-Eagle (USA) Ltd.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.